UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

OPTIMAL GROUP INC.
(Name of Subject Company (Issuer))
7293411 CANADA INC. (OFFEROR)
RICHARD YANOFSKY
PETER YANOFSKY
ERIC LAU TUNG CHING
FRANCIS CHOI
(Names of Filing Persons)
Class “A” Shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Charles R. Spector
Fraser Milner Casgrain LLP
1 Place Ville-Marie, 39th Floor
Montréal (Québec) H3B 4M7
(514) 878-8800
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,477,681(1)	$819(2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the tender offer price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $819	Filing Party: 7293411 Canada Inc.
Form or Registration No.: Schedule T0-T	Date Filed: March 31, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT FILED
UNDER COVER OF SCHEDULE TO
This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement (as amended, this “Schedule TO”) filed on March 31, 2010 with the Securities and Exchange Commission (“SEC”) and relates to the offer by 7293411 Canada Inc., a corporation incorporated under the laws of Canada (“Offeror”), to purchase up to all of the outstanding Class “A” shares (the “Shares”) of Optimal Group Inc., a corporation incorporated under the laws of Canada (“Optimal”), not currently owned by Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of $2.40 per Share, on the terms and subject to the conditions specified in the Notice of Change and Variation and Amended and Restated Offer to Purchase, dated March 31, 2010, as amended on May 6, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal dated March 31, 2010, copies of which are attached hereto as Exhibits (a)(1)(F) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). This Amendment No. 3 is being filed on behalf of Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi.
The Offer to Purchase is amended as follows:
     On page 1, the second to last paragraph is amended by adding the following sentence to the end of the paragraph.
The Special Committee was authorized to solicit other offers, however, any final decision to proceed with, or make a recommendation in respect of, any such other offers was to be subject to the approval of the Board of Directors.
     On page 6, the following paragraph is inserted after the first full paragraph.
On February 9, 2010, PwC provided an initial draft of the Valuation to the Special Committee which contained a valuation range from $1.96 to $2.69, based on information available to PwC as of February 9, 2010.
     On page 7, the following paragraph is inserted after the paragraph beginning, “Between March 11, 2010, and March 16, 2010...”
On March 12, 2010, PwC provided an updated draft of the Valuation to the Special Committee members. PwC’s conclusion contained a valuation range between $2.01 and $2.55 as a result of updated information, as compared to the February 9, 2010 draft, relating to the terms of the Support Agreement, severance payments to Optimal employees other than the Senior Management Filing Persons, financial results for the year ended December 31, 2009 and product orders.
     On page 7, the paragraph beginning “On March 16, 2010...” is amended and restated as follows:
On March 16, 2010, a revised draft of the Valuation was sent to the Special Committee members, which did not contain significant changes compared to the March 12, 2010 draft. PwC’s conclusion contained in the Valuation retained the valuation range of $2.01 to $2.55.
     On page 10, the first sentence of the third full paragraph is amended and restated as follows:
The foregoing list of factors includes the material factors considered by the Offeror Filing Persons.
     On page 12, the first sentence of the last paragraph is amended and restated as follows:
The foregoing list of factors includes the material factors considered by the Senior Management Filing Persons.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7293411 CANADA INC.
/s/ Richard Yanofsky
By: Richard Yanofsky
Title:	President

Date: May 12, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard Yanofsky
Richard Yanofsky

Date: May 12, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Yanofsky
Peter Yanofsky

Date: May 12, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Eric Lau Tung Ching
Eric Lau Tung Ching

Date: May 12, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Francis Choi
Francis Choi

Date: May 12, 2010

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